Q1 2017 Earnings Call April 26, 2017

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http:// www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made. About Non-GAAP Financial Measures: Certain statements in this release involve the use of non-GAAP financial measures.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. All information in $millions and as of 31 March 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

3 Q1 2017 Earnings Call Presenters Agenda Six International Locations Butterfield Overview Michael Collins Chief Executive Officer Michael Schrum Chief Financial Officer Dan Frumkin Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Efficient, Conservative Balance Sheet • Visible Earnings • Overview • Financials • Summary • Q&A

4 Q1 2017 Highlights Q4 Q1 Q2 Q3 Q4 Q1 $27.8 $36.0 $32.1 $33.4 $37.1 $38.5 Core Net Income* Q4 Q1 Q2 Q3 Q4 Q1 17.8% 23.7% 20.1% 19.0% 19.3% 23.4% Core Return on Average Tangible Common Equity* vs. Q4 2016 vs. Q1 2016 Q1 2017 $ % $ % Net Interest Income 67.9 1.1 1.7% 5.6 9.0 % Non-Interest Income 38.5 (0.3) (0.6)% 4.0 11.6 % Prov. for Credit Losses 0.3 (0.5) (61.1)% — (0.9)% Non-Interest Expenses* (71.2) 0.7 1.0% (1.0) (1.4)% Other Gains (Losses) 0.2 (0.5) (72.0)% 0.5 193.4 % Net Income 35.9 0.5 1.4% 9.1 34.0 % Non-Core Items** 2.6 0.9 51.7% (6.6) (71.1)% Core Net Income 38.5 1.4 3.8% 2.5 7.0% 2015 2016 2017 2015 2016 2017 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure. • Successful first follow on offering. • Establishment of Butterfield Mortgages Limited in the UK. • Core ROE of 23.4% for the quarter, an increase over 19.3% in the previous quarter. • Core EPS* of $0.70. • Net income increased 1.4% over the previous quarter. • Core net income* increased 3.8% over the previous quarter. • NIM of 2.58%, a 13 bps increase over the previous quarter • Dividend of $0.32 per share.

Financials

6 Income Statement Net Interest Income Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $58.8 $61.2 $62.3 $66.8 $67.9 Net Interest Income before Provision for Credit Losses - Trend Q1 2017 vs. Q4 2016 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos 2,476.7 0.57% (408.0) 0.08 % Investments 4,556.4 2.17% 333.3 0.19 % Loans (net) 3,661.1 4.87% (47.4) (0.05)% Earning assets 10,694.1 2.73 % Total Liabilities 10,364.3 (0.16)% 46.4 (0.01)% Net Int. Income & NIM 2.58% 0.13 % Net Interest Margin & Yields 2015 2016 2017 • Increases on both volume and yields on investments drove net interest income increases. • Carry-forward effects of late Q4 deployment of excess liquidity deployment plus early Q1 deployment into HTM. • Loans reprice - Bermuda residential mortgages with a 90 day notice period.

7 Income Statement Non-Interest Income Non-Interest Income Trend vs. Q4 2016 Q1 $ % Asset management 5.8 (0.2) (3.2)% Banking 10.0 (0.9) (8.6)% FX Revenue 8.3 0.9 12.5 % Trust 11.4 (0.1) (1.2)% Custody and Other 2.0 — (1.0)% Other 0.9 0.1 14.2 % Total Non-Interest Income 38.5 (0.3) (0.6)% Non-Interest Income Fee Income Ratio Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $34.1 $34.5 $38.5 36.8% 36.1% • Stable fee revenue with improved foreign exchange volumes. • Fee income ratio of 36.1% remains well above peers*. • General banking fees were increased as at 1 January; overall level impacted by lack of new upfront origination fees 2015 2016 2017 * Includes US banks with assets between $5-50bn as of most recent quarter.

8 Income Statement Non-Interest Expenses Non Interest Expense Trend vs. Q4 2016 Q1 $ % Salaries & Other Emp. Benefits 36.0 1.8 5.3 % IT & Communications 12.9 (1.5) (10.6)% Professional Services 6.2 0.9 16.4 % Property 4.9 (0.6) (11.2)% Indirect Taxes 4.2 (0.5) (11.1)% Restructuring 0.4 (0.1) (18.8)% Other ** 6.7 (0.7) (9.1)% Total Non-Interest Expenses 71.2 (0.7) (1.0)% Non-Core Expenses* (2.6) 1.0 63.3 % Core Non-Interest Expenses 68.5 (1.7) (2.5)% Non-Interest Expenses Core Efficiency Ratio Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $65.5 $69.9 $71.2 66.8% 62.5% 63.2% • Continued focus on expense management. • Non-core professional services fees relating to the successful first follow on offering incurred in the first quarter of 2017. • Core Cost Efficiency Ratio* of 63.2% a slight decrease. Post-retirement healthcare benefit costs caused elevated levels of employee benefits. 2015 2016 2017 * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Marketing & Communications, Amortization of Intangible Assets, Other Non-Interest Expenses and Income Taxes

9 Capital Requirements and Return Leverage Capital • Meeting current and anticipated regulatory capital requirements. • Continued dividend of $0.32 per share declared for 1st quarter. • Excess capital available for normalizing leverage capital ratios post IPO. Regulatory Capital (Basel III) - Total Capital Ratio Butterfield Current BMA 2017 Required US Average * 17.9% 15.9% 13.3% * Includes US banks with assets between $5-50bn as of most recent quarter. TCE/TA TCE/TA Ex Cash Butterfield - Pre IPO Butterfield - Current US Median * Period Ending 5.0% 6.2% 8.8%1.6% 1.3% 0.5% 6.6% 7.5% 9.3%

10 Balance Sheet Total Assets • Loan balances flat with paydowns in commercial lending offset by growth in residential mortgages. • Investment balances increased as a result of planned deployment of excess liquidity. • Cost of deposit steady at 0.11%. March 31, 2017 December 31, 2016 Cash & Equivalents $ 1,867 $ 2,102 S/T Inv. & Reverse Repos 605 669 Loans (net) 3,573 3,570 Investments 4,549 4,400 Other Assets 350 363 Total Assets $ 10,944 $ 11,104 Int. Bearing Deposits $ 7,586 $ 7,649 Non-Int. Bearing Deposits 2,263 2,385 Other Liabilities 353 359 Shareholders Equity 741 711 Total Liab. & Equity $ 10,944 $ 11,104 Total assets Investments Loans Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $9.8 $10.3 $11.1 $10.9 $4.5 $3.6 Total deposits Non-interest bearing Interest bearing Cost of deposits Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $8.6 $9.2 $10.0 $9.8 $2.3 $7.6 0.23% 0.11% 2015 2016 2017 2015 2016 2017 Total Deposits

11 Asset Quality Non-Performing and Non-Accrual Loans Non-Performing Loans Non-Accrual Loans Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 $101.4 $79.5 $57.6 $57.8 Res Mtg: 65.2% Consumer: 5.4% Comm’l R/E: 16.8% Other Comm’l: 9.4% Gov’t: 3.2% Loan Distribution 2015 2016 2017 0.30% 0.25% 0.20% 0.15% 0.10% 0.05% 0.00% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 0.23% 0.02% Net Charge-Off Ratio AAA: 87.0% AA: 1.5% A: 5.6% BBB: 5.9% $3.6 billion $4.5 billion Investment Portfolio Rating Distribution 2015 2016 2017

12 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances ($bn) Q1 2017 vs. Q4 2016 Spot Duration vs. Q4 2016 Cash 1,867.1 2,019.2 1,867.3 N/A N/A S/T Invest. 547.4 762.0 542.2 0.1 (0.1) AFS 3,358.7 (76.5) 3,306.2 2.5 — HTM 1,196.9 410.0 1,236.0 6.3 — Total 4,556.4 333.3 4,548.6 NTB US Median * -100bps +100bps +200bps (11.9)% 5.5% 11.3% (3.3)% 1.4% 2.8% • The Bank remains significantly more sensitive to increases in interest rates versus US peers. • Liability deployment increased the HTM portfolio size late in Q4 2016 and further in early Q1 2017. Update to IRRBB. • The Bank remains interest rate sensitive after further increasing HTM investments and maintaining the overall duration in the investment portfolio. * Includes US banks with assets between $5-50bn as of most recent quarter.

Summary | Q&A | Appendix

Appendix

Balance Sheet Trends

	2017	2016				2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Assets										
Cash & Equivalents	$ 1,867	$ 2,102	$ 1,485	$ 2,655	$ 1,774	$ 2,289	$ 2,262	$ 2,101	$ 2,060	$ 2,063
Reverse Repos	63	149	186	—	—	—	—	—	—	—
S/T Investments	542	520	995	436	425	409	331	380	342	—
Investments	4,549	4,400	4,114	3,870	3,679	3,224	3,286	3,245	3,086	—
Loans, Net	3,573	3,570	3,836	3,904	3,953	4,000	3,974	3,977	3,922	—
Other Assets	350	363	363	422	355	354	364	367	390	392
Total Assets	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186	$ 10,276	$ 10,217	$ 10,070	$ 9,800	$ 9,858
Liabilities and Equity										
Total Deposits	$ 9,849	$ 10,034	$ 9,667	$ 10,091	$ 8,939	$ 9,182	$ 9,111	$ 9,001	$ 8,600	$ —
Long-Term Debt	236	117	117	117	117	117	117	117	117	—
Other Liabilities	117	242	230	263	343	227	215	213	212	—
Total Liabilities	$ 10,203	$ 10,393	$ 10,014	$ 10,471	$ 9,399	$ 9,526	$ 9,443	$ 9,331	$ 8,929	$ 9,009
Common Equity	$ 741	$ 711	$ 782	$ 633	$ 604	$ 567	$ 591	$ 556	$ 688	$ 1
Preferred Equity	$ —	$ —	$ 183	$ 183	$ 183	$ 183	$ 183	$ 183	$ 183	$ —
Total Equity	$ 741	$ 711	$ 965	$ 816	$ 787	$ 750	$ 774	$ 739	$ 871	$ 849
Total Liabilities and Equity	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186	$ 10,276	$ 10,217	$ 10,070	$ 9,800	$ 9,858
Key Metrics										
TCE / TA	6.2%	5.9%	6.6%	5.0%	5.5%	5.1%	5.3%	5.0%	6.5%	6.2%
CET 1 Ratio	15.8%	15.3%	16.1%	12.3%	12.4%	N/A	N/A	N/A	N/A	N/A
Total Tier 1 Capital Ratio	15.8%	15.3%	20.5%	16.5%	16.4%	16.2%	15.8%	15.6%	17.9%	19.6%
Total Capital Ratio	17.9%	17.6%	22.9%	18.9%	18.7%	19.0%	18.6%	18.5%	20.8%	22.2%

14

Butterfield

Appendix

Average Balance Sheet Trends

	2017 - Q1			2016 - Q4			2016 - Q1		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,476.7	$ 3.5	0.57 %	$ 2,884.7	$ 3.6	0.49 %	$ 2,368.9	$ 1.6	0.27 %
Investment in securities	4,556.4	24.4	2.17 %	4,223.1	21.0	1.98 %	3,478.1	18.0	2.07 %
Trading	*0.7*	—	— %	*0.9*	—	— %	*309.1*	*1.0*	*1.25 %*
AFS	*3,358.7*	*15.9*	*1.92 %*	*3,338.0*	*14.6*	*1.74 %*	*2,441.7*	*11.7*	*1.92 %*
HTM	*1,196.9*	*8.6*	*2.90 %*	*884.2*	*6.2*	*2.78 %*	*727.2*	*5.3*	*2.92 %*
Loans	3,661.1	44.0	4.87 %	3,708.5	46.0	4.92 %	4,012.6	47.4	4.74 %
Commercial	*1,361.5*	*15.1*	*4.49 %*	*1,456.4*	*15.9*	*4.34 %*	*1,409.0*	*18.7*	*5.32 %*
Consumer	*2,229.6*	*28.9*	*5.10 %*	*2,252.1*	*30.1*	*5.29 %*	*2,603.6*	*28.7*	*4.43 %*
Total interest earning assets	10,694.1	71.9	2.73 %	10,816.3	70.6	2.59 %	9,859.6	67.0	2.72 %
Other assets	352.7			349.0			314.1		
Total assets	$ 11,046.8	$ 71.9	2.64 %	$ 11,165.2	$ 70.6	2.61 %	$ 10,173.7	$ 67.0	2.64 %
Liabilities									
Interest bearing deposits	$ 7,656.2	$ (2.8)	(0.15)%	$ 7,739.0	$ (2.6)	(0.13)%	$ 7,230.3	$ —	(0.20)%
Customer demand deposits	*5,411.2*	*(0.3)*	—	*5,915.4*	*(0.7)*	—	*5,870.4*	*(1.5)*	*(0.10)%*
Customer term deposits	*2,177.7*	*(2.4)*	*(0.44)%*	*1,720.0*	*(1.8)*	*(0.41)%*	*1,351.7*	*(2.0)*	*(0.58)%*
Deposits from banks	*67.4*	*(0.1)*	*(0.49)%*	*103.6*	*(0.1)*	*(0.43)%*	*8.2*	—	*(0.31)%*
Securities sold under agreement to repurchase	—	—	— %	—	—	— %	38.1	(0.1)	(0.74)%
Long-term debt	117.0	(1.2)	(4.14)%	117.0	(1.2)	(3.94)%	117.0	(1.1)	(3.75)%
Interest bearing liabilities	7,773.2	4.0	(0.21)%	7,856.0	(3.8)	(0.19)%	7,385.4	(4.7)	(0.25)%
Non-interest bearing customer deposits	2,334.1			2,272.7			1,882.2		
Other liabilities	257.0			189.2			96.4		
Total liabilities	$ 10,364.3	$ (4.0)	(0.16)%	$ 10,317.9	$ (3.8)	(0.15)%	$ 9,364.0	$ (4.7)	(0.20)%
Shareholders' equity	682.5			847.3			809.7		
Total liabilities and shareholders' equity	$ 11,046.8			$ 11,165.2			$ 10,173.7		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 2,920.9			$ 2,960.3			$ 2,474.2		
Net interest margin		$ 67.9	2.58 %		$ 66.8	2.45 %		$ 62.3	2.54 %

15

Butterfield

16 Appendix Income Statement Trends 2017 2016 2015 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net Interest Income $ 67.9 $ 66.8 $ 65.0 $ 64.3 $ 62.3 $ 61.2 $ 60.0 $ 59.3 $ 58.8 Non-Interest Income 37.5 38.8 36.3 37.9 34.5 37.3 34.2 34.5 34.1 Prov. for Credit Losses (0.3) (0.9) 0.3 5.3 (0.3) 2.6 0.9 2.0 0.2 Non-Interest Expenses 71.0 71.9 77.5 67.0 70.2 87.9 67.6 65.3 65.7 Other Gains (Losses) 0.2 (0.2) (0.2) (0.6) (0.1) (10.3) 3.1 (3.2) 1.0 Net Income $ 35.9 $ 35.4 $ 24.0 $ 29.8 $ 26.8 $ (2.3) $ 28.8 $ 23.3 $ 28.0 Non-Core Items* $ 2.6 $ 1.7 $ 9.4 $ 2.3 $ 9.2 $ 30.1 $ 0.5 $ 4.5 $ 1.0 Core Net Income $ 38.5 $ 37.1 $ 33.4 $ 32.1 $ 36.0 $ 27.8 $ 29.3 $ 27.8 $ 29.0 Key Metrics Loan Yield 4.87% 4.92% 4.75% 4.72% 4.74% 4.63% 4.61% 4.66% 4.63% Securities Yield 2.17 1.98 1.91 1.87 2.07 2.08 2.10 2.33 2.16 Interest Bearing Dep. Cost 0.03 0.14 0.11 0.12 0.15 0.18 0.19 0.22 0.23 Net Interest Margin 2.58 2.45 2.39 2.44 2.54 2.48 2.43 2.52 2.48 Core Efficiency Ratio* 63.2 65.6 65.3 61.8 62.5 63.7 66.8 66.7 66.8 Core ROATCE* 23.4 19.3 19.0 20.1 23.7 17.7 19.3 17.6 16.0 Fee Income Ratio 36.1 36.4 35.9 39.1 35.5 38.9 36.7 37.6 36.8 * See the Appendix for a reconciliation of the non-GAAP measure.

17 Appendix Non-Interest Income & Expense Trends 2017 2016 2015 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Trust $ 11.4 $ 11.5 $ 11.6 $ 10.8 $ 10.1 $ 10.3 $ 9.9 $ 10.2 $ 10.0 Asset Management 5.8 6.0 5.6 5.3 4.2 5.3 4.7 4.6 4.3 Banking 10.0 11.0 9.7 10.0 8.7 10.2 8.5 8.2 8.3 FX Revenue 8.3 7.4 6.5 8.4 8.3 8.3 7.6 8.0 7.9 Custody & Other Admin. 2.0 2.0 2.3 2.3 2.2 2.3 2.3 2.5 2.4 Other 0.9 0.9 0.6 1.0 1.0 0.9 1.2 1.0 1.2 Total Non-Interest Income $ 38.5 $ 38.8 $ 36.3 $ 37.9 $ 34.5 $ 37.3 $ 34.2 $ 34.5 $ 34.1 Non-Interest Expense Salaries & Benefits $ 36.0 $ 34.2 $ 42.4 $ 32.2 $ 31.2 $ 37.8 $ 32.1 $ 32.3 $ 32.7 Technology & Comm. 12.9 14.5 14.4 14.1 14.5 14.6 14.7 13.9 13.9 Property 4.9 5.5 5.4 5.1 5.0 5.5 5.7 5.2 5.2 Professional & O/S Services 6.2 5.4 4.1 5.4 4.1 13.7 5.8 4.1 4.1 Indirect Taxes 4.2 4.7 4.2 2.8 4.6 1.6 4.2 3.8 4.3 Intangible Amortization 1.0 1.0 1.2 1.3 1.1 1.1 1.1 1.1 1.1 Marketing 1.0 1.7 0.9 1.0 0.9 1.2 0.7 1.1 0.9 Restructuring 0.4 0.5 0.6 0.7 4.5 2.2 — — — Other 4.3 4.4 4.4 4.2 4.0 9.5 3.1 3.6 3.3 Total Non-Interest Expense $ 71.0 $ 71.9 $ 77.3 $ 66.7 $ 69.9 $ 87.2 $ 67.4 $ 65.1 $ 65.5 Income Taxes 0.2 — 0.2 0.2 0.3 0.7 0.2 0.2 0.2 Total Expense incld. Taxes $ 71.2 $ 71.9 $ 77.5 $ 67.0 $ 70.2 $ 87.9 $ 67.6 $ 65.3 $ 65.7

18 Appendix Non-GAAP Reconciliation (in millions of US Dollars, unless otherwise indicated) 2017 2016 2015 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net income A $ 35.9 $ 35.4 $ 24.0 $ 29.8 $ 26.8 $ (2.3) $ 28.8 $ 23.3 $ 28.0 Dividends and guarantee fee of preference shares — (3.4) (4.1) (4.1) (4.1) (4.1) (4.1) (4.1) (4.1) Premium paid on repurchase of preference shares B — (41.9) — — — — — — — Net income to common shareholders C 35.9 (9.9) 19.9 25.7 22.7 3.5 24.7 19.2 23.9 Non-core (gains), losses and expenses Non-core (gains) losses Gain on disposal of a pass-through note investment (formerly a SIV) (0.1) (0.6) — — — — — — — Impairment of and gain on disposal of fixed assets (including software) — — — — — 5.1 — — (0.2) Change in unrealized (gains) losses on certain investments — — — — — 1.7 (3.0) 3.0 (1.2) Adjustment to holdback payable for a previous business acquisition 0.1 0.7 (0.7) — 0.9 — — — — Total non-core (gains) losses D $ — $ 0.1 $ (0.7) $ — $ 0.9 $ 6.8 $ (3.0) $ 3.0 $ (1.4) Non-core expenses Early retirement program, redundancies and other non-core compensation — — 0.3 0.1 1.3 6.6 1.0 — 0.8 Tax compliance review costs 0.2 — 0.2 0.5 0.6 0.4 0.9 0.9 1.6 Provision in connection with ongoing tax compliance review — — — — 0.7 4.8 — — — Business acquisition costs — 1.1 0.2 1.0 1.2 0.2 0.3 0.6 — Restructuring charges and related professional service fees 0.4 0.5 0.6 0.7 4.5 2.5 — — — Investigation of an international stock exchange listing costs — — — — — 8.9 1.3 — — Cost of 2010 legacy option plan vesting and related payroll taxes — — 8.8 — — — — — — Secondary offering costs 2.0 — — — — — — — — Total non-core expenses E $ 2.6 $ 1.6 $ 10.1 $ 2.3 $ 8.3 $ 21.8 $ 3.5 $ 1.5 $ 2.4 Total non-core (gains), losses and expenses F=D+E 2.6 1.7 9.4 2.3 9.2 28.6 0.5 4.5 1.0 Core net income G=A+F $ 38.5 $ 37.1 $ 33.4 $ 32.1 $ 36.0 $ 26.3 $ 29.3 $ 27.8 $ 29.0 Core net income attributable to common shareholders H=C-B+F 38.5 33.7 29.3 28.0 31.9 22.2 25.2 23.7 24.9 Average shareholders' equity 729.3 895.0 859.4 799.5 772.4 764.5 755.8 779.7 869.3 Less: average preference shareholders' equity — (137.1) (182.9) (182.9) (182.9) (182.9) (182.9) (182.9) (182.9) Average common equity I 729.3 757.9 676.5 616.6 589.5 581.6 572.9 596.8 686.4 Less: average goodwill and intangible assets (61.7) (62.9) (65.5) (57.4) (49.5) (52.6) (54.6) (55.3) (56.4) Average tangible common equity J 667.6 695.0 611.0 559.2 540.0 529.0 518.3 541.5 630.0 Return on equity C/I 19.9% (5.2)% 11.7% 16.7% 15.4% (4.4)% 17.1% 12.9% 14.1% Core return on average tangible common equity H/J 23.4% 19.3% 19.0% 20.1% 23.7% 17.8% 19.3% 17.6% 16.0% Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) K 55.2 54.7 49.0 47.3 47.4 47.3 47.4 49.0 0.1 Earnings per common share fully diluted C/K 0.65 (0.19) 0.41 0.54 0.48 (0.14) 0.52 0.39 0.43 Non-core items per share (F-B)/K 0.05 0.81 0.19 0.05 0.19 0.64 0.01 0.09 0.02 Core earnings per common share fully diluted 0.70 0.62 0.60 0.59 0.67 0.50 0.53 0.48 0.45

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2017	2016				2015			
		Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Core return on average tangible assets										
Total average assets	L	$ 10,982.6	$ 11,106.3	$ 11,207.4	$ 10,794.8	$ 10,243.3	$10,083.5	$ 10,102.8	$ 9,870.8	$ 9,859.0
Less: average goodwill and intangible assets		(61.7)	(62.9)	(65.5)	(57.4)	(49.5)	(52.6)	(54.6)	(55.3)	(56.4)
Average tangible assets	M	$ 10,920.8	$ 11,043.4	$ 11,141.8	$ 10,737.3	$ 10,193.8	$10,030.8	$ 10,048.1	$ 9,815.4	$ 9,802.7
Return on average assets	A/L	1.3%	1.3%	0.9%	1.1%	1.1%	(0.1)%	1.1%	1.0%	1.2%
Core return on average tangible assets	G/M	1.5%	1.3%	1.2%	1.2%	1.4%	1.1 %	1.2%	1.1%	1.2%
Tangible equity to tangible assets										
Shareholders' equity		$ 741.0	$ 710.7	$ 964.7	$ 815.9	$ 786.9	$ 750.4	$ 773.9	$ 739.0	$ 871.5
Less: goodwill and intangible assets		(61.4)	(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible total equity	N	679.6	648.8	900.1	749.5	737.8	699.3	720.6	683.0	816.8
Less: preference shareholders' equity		—	—	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)	(182.9)
Tangible common equity	O	679.6	648.8	717.2	566.6	554.9	516.4	537.7	500.1	633.9
Total assets		10,943.6	11,103.5	10,978.5	11,287.2	10,185.6	10,275.6	10,216.5	10,069.8	9,800.3
Less: goodwill and intangible assets		(61.4)	(61.9)	(64.6)	(66.4)	(49.1)	(51.1)	(53.3)	(56.0)	(54.7)
Tangible assets	P	$ 10,882.2	$ 11,041.6	$ 10,913.9	$ 11,220.8	$ 10,136.5	$10,224.5	$ 10,163.2	$ 10,013.8	$ 9,745.6
Tangible common equity to tangible assets	O/P	6.2%	5.9%	6.6%	5.0%	5.5%	5.1 %	5.3%	5.0%	6.5%
Tangible total equity to tangible assets	N/P	6.2%	5.9%	8.2%	6.7%	7.3%	6.8 %	7.1%	6.8%	8.4%
Efficiency ratio										
Non-interest expenses		$ 71.0	$ 71.9	$ 77.3	$ 66.7	$ 69.9	$ 87.2	$ 67.4	$ 65.1	$ 65.5
Less: Amortization of intangibles		(1.0)	(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Non-interest expenses before amortization of intangibles	Q	70.0	70.9	76.1	65.4	68.8	86.1	66.3	64.0	64.4
Non-interest income		38.5	38.8	36.3	37.9	34.5	37.3	34.2	34.5	34.1
Net interest income before provision for credit losses		67.9	66.8	65.0	64.3	62.3	61.2	60.0	59.3	58.8
Net revenue before provision for credit losses and other gains/losses	R	$ 105.2	$ 105.6	$ 101.3	$ 102.2	$ 96.8	$ 98.5	$ 94.2	$ 93.8	$ 92.9
Efficiency ratio	Q/R	65.7%	67.1%	75.1%	64.0%	71.1%	87.4 %	70.4%	68.2%	69.3%
Core efficiency ratio										
Non-interest expenses		$ 71.0	$ 71.9	$ 77.3	$ 66.7	$ 69.9	$ 87.2	$ 67.4	$ 65.1	$ 65.5
Less: non-core expenses	(E)	(2.6)	(1.6)	(10.1)	(2.3)	(8.3)	(21.8)	(3.5)	(1.5)	(2.4)
Less: amortization of intangibles		(1.0)	(1.0)	(1.2)	(1.3)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Core non-interest expenses before amortization of intangibles	S	67.4	69.3	66.0	63.1	60.5	64.3	62.8	62.5	62.0
Net revenue before provision for credit losses and other gains/losses	T	105.2	105.6	101.3	102.2	96.8	98.5	94.2	93.8	92.9
Core efficiency ratio	S/T	63.2%	65.6%	65.3%	61.8%	62.5%	63.7 %	66.8%	66.7%	66.8%

19

Butterfield